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                                                              EXHIBIT 99.(a)(10)
IV                                                                 PRESS RELEASE

FOR IMMEDIATE RELEASE
CONTACT:
Rob-Roy J. Graham         Carol Wingard                     Jim Terry
InterVoice, Inc.          InterVoice, Inc.                  M/C/C
(972) 454-8712            (972) 454-8250                    (972) 480-8383
                          cwingard@intervoice.com           jim  terry@mccom.com

                  INTERVOICE ACTS QUICKLY TO CLOSE BRITE MERGER

        Tender offer, impending merger to make InterVoice industry giant

DALLAS - MAY 3, 1999 -- Dallas-based InterVoice, Inc. today moved quickly to form one of the largest corporations in the call automation industry. Today's announcement of a cash tender offer by InterVoice to purchase nearly 75 percent of the outstanding shares of Brite Voice Systems, Inc. illustrates InterVoice's intent to rapidly merge the two companies.

The cash tender offer comes less than a week after the announcement of the InterVoice-Brite merger, valued at approximately $164 million. The merger, expected to be completed around the end of July, will double the size of InterVoice. Combined, InterVoice and Brite had revenues of nearly $300 million last year. The merger will make InterVoice-Brite one of Dallas' largest publicly-held companies -- the combined revenues last year would have placed it in the Top 100, according to figures recently published in The Dallas Morning News.

InterVoice-Brite will have a workforce of approximately 1,400, and the merger is expected to have minimal effect on employees. The combined company will maintain Brite's offices in Orlando, Wichita, Kan. and Manchester, England. InterVoice-Brite's headquarters and associated corporate functions will be in Dallas.

"The impact of this merger on the Metroplex will be substantial in terms of growth and new revenues," said Daniel D. Hammond, chairman and CEO of InterVoice-Brite. "Both companies are already regarded as leaders in the call automation industry, and the InterVoice-Brite combination substantially strengthens that position."

Brite Voice Systems, Inc. (NASDAQ:BVSI), is a world leader in providing enhanced telecommunications systems and interactive information systems. Brite's products include prepaid, messaging, voice mail, voice activated dialing, enhanced calling cards, as well as interactive information and IVR-CTI applications. The company also provides managed service capabilities for these products. Brite is certified ISO 9001/TickIT, a globally accepted quality management recognition. Brite's certification includes the design, development, manufacture, installation and support of computer-based voice and multimedia systems. The certification also includes the company's associated managed services, information services and training services.

InterVoice, Inc. (NASDAQ: INTV) is a leading supplier of enhanced network-based services for telecommunications service providers, call automation solutions for call centers, and the world's largest supplier of interactive voice response systems. With over 12,000 systems shipped to 52 countries, InterVoice's solutions are used to increase revenues, decrease costs, and deliver exceptional customer service. InterVoice, an ISO 9001 certified company, is headquartered in Dallas, Texas, USA and has representative offices in the Americas, Europe, and Asia-Pacific. Company information is available on the World Wide Web at http://www.intervoice.com.

                                     -more-

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This press release and public oral statements by InterVoice and Brite representatives may contain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to vary from those projected. Statements that are not historical facts, including statements about confidence in strategies, plans and expectations about new and existing products and their market acceptance, expectations about future revenues and earnings, industry growth and demand, and returns on investments in products and markets are forward-looking statements that involve risks and uncertainties that could materially impact the companies and the merged company results from operations. For a discussion of the risks and uncertainties that could materially impact the companies and their results from operations, please see InterVoice's and Brite's Forms 1O-K and Forms 1O-Q, and other filings, filed with the Securities and Exchange Commission.




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